Exhibit 99.4

MIDWEST METAL

DISTRIBUTION, INC.

AND SUBSIDIARIES

CONSOLIDATED

FINANCIAL

STATEMENTS

FOR THE

YEARS ENDED

DECEMBER 31, 2012

AND 2011

(unaudited)

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

Page
CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Consolidated Balance Sheets	1-2

Consolidated Income Statements	3

Consolidated Statements of Changes in Stockholders’ (Deficit) Equity	4

Consolidated Statements of Cash Flows	5-6

Notes to Consolidated Financial Statements	7-21

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31,
	(unaudited)	(unaudited)
	2012	2011
ASSETS

CURRENT ASSETS
Cash	$420,525	$915,014
Accounts receivable, net of allowance of $216,304 and $212,808 as of December 31, 2012 and 2011, respectively	11,170,248	12,698,634
Inventory	17,469,230	16,024,901
Refundable income taxes	—	273,820
Prepaid expenses and other current assets	851,662	1,137,482
Deferred income taxes	291,482	37,803

TOTAL CURRENT ASSETS	30,203,147	31,087,654

PROPERTY AND EQUIPMENT, net	7,568,837	7,182,072

OTHER ASSETS
Deferred rent	102,940	189,415
Intangible assets, net	584,334	831,526
Goodwill	—	9,701,535

	687,274	10,722,476

	$38,459,258	$48,992,202

See accompanying notes to consolidated financial statements.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31,
	(unaudited)	(unaudited)
	2012	2011
LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY

CURRENT LIABILITIES
Current portion of long-term debt	$132,233	$526,307
Line of credit	19,397,630	19,154,455
Accounts payable	8,265,504	7,743,303
Accrued expenses	1,326,456	1,233,866
Income taxes payable	—	99,500
Interest rate swap	—	21,421

TOTAL CURRENT LIABILITIES	29,121,823	28,778,852

LONG-TERM DEBT, net of current portion	18,341,000	18,473,233
DEFERRED INCOME TAXES	252,783	373,375

TOTAL LIABILITIES	47,715,606	47,625,460

STOCKHOLDERS’ (DEFICIT) EQUITY
Common stock, par value $0.01, 1,000 shares authorized, 870 and 800 shares issued and outstanding as of December 31, 2012 and 2011, respectively	15	8
Additional paid-in capital	72	72
(Accumulated deficit) retained earnings	(9,256,435)	1,366,662

TOTAL STOCKHOLDERS’ (DEFICIT) EQUITY	(9,256,348)	1,366,742

	$38,459,258	$48,992,202

See accompanying notes to consolidated financial statements.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

	FOR THE YEARS ENDED
	DECEMBER 31,
	(unaudited) 2012%		(unaudited) 2011%
NET SALES	$104,047,037	100.0	$105,900,025	100.0

COST OF GOODS SOLD	95,558,080	91.8	94,593,935	89.3

GROSS PROFIT	8,488,957	8.2	11,306,090	10.7

OPERATING EXPENSES
Selling, general and administrative	6,838,821	6.6	6,385,049	6.0
Goodwill impairment	9,701,535	9.3	—	—

	16,540,356	15.9	6,385,049	6.0

OPERATING (LOSS) INCOME	(8,051,399)	(7.7)	4,921,041	4.7

OTHER INCOME (EXPENSE)
Interest expense, net	(2,989,126)	(2.9)	(2,893,254)	(2.7)
Gain on bargain purchase of assets	—	—	116,125	0.1
Miscellaneous	10,318	—	(95,873)	(0.1)

	(2,978,808)	(2.9)	(2,873,002)	(2.7)

(LOSS) INCOME BEFORE INCOME TAXES	(11,030,207)	(10.6)	2,048,039	2.0

INCOME TAX BENEFIT (EXPENSE)	407,110	0.4	(818,370)	(0.8)

NET (LOSS) INCOME	$(10,623,097)	(10.2)	$1,229,669	1.2

See accompanying notes to consolidated financial statements.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ (DEFICIT) EQUITY

(unaudited)

			Additional Paid-in Captial	(Accumulated Deficit) Retained Earnings	Total Stockholders’ (Deficit) Equity
	Common Stock
	Units	Amount
BALANCE, January 1, 2011	800	$8	$72	$136,993	$137,073

Net income	—	—	—	1,229,669	1,229,669

BALANCE, December 31, 2011	800	8	72	1,366,662	1,366,742

Exercise of restricted stock	70	7	—	—	7

Net loss	—	—	—	(10,623,097)	(10,623,097)

BALANCE, December 31, 2012	870	$15	$72	$(9,256,435)	$(9,256,348)

See accompanying notes to consolidated financial statements.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

INCREASE (DECREASE) IN CASH

	FOR THE YEARS ENDED
	DECEMBER 31,
	(unaudited) 2012	(unaudited) 2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(10,623,097)	$1,229,669
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	996,219	671,705
Loss on disposal of property and equipment	33,176	34,621
Bad debt expense	85,647	185,297
Impairment of goodwill	9,701,535	—
Gain on bargain purchase of assets	—	(116,125)
Forgiveness of debt	(12,000)	(12,000)
Fair market value adjustment of interest rate swap	—	7,899
Deferred rent	86,475	(109,673)
Deferred income taxes	(374,271)	252,756
(Increase) decrease in:
Accounts receivable	1,442,739	(2,027,566)
Inventory	(1,444,329)	(3,304,243)
Refundable income taxes	273,820	(273,820)
Prepaid expenses and other current assets	285,820	(175,272)
Increase (decrease) in:
Accounts payable	522,201	(561,236)
Accrued expenses	92,590	375,022
Income taxes payable	(99,500)	99,500

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	967,025	(3,723,466)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(1,101,502)	(1,079,909)
Acquisition of Victory Metals, Inc. (see Note B)	—	(1,138,436)
Purchase of intangible assets	(110,333)	(66,093)
Proceeds on sale of property and equipment	42,867	18,980

NET CASH USED IN INVESTING ACTIVITIES	(1,168,968)	(2,265,458)

See accompanying notes to consolidated financial statements.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

INCREASE (DECREASE) IN CASH

	FOR THE YEARS ENDED DECEMBER 31,
	(unaudited)	(unaudited)
	2012	2011
CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings under line of credit agreements	$243,175	$7,645,698
Interest rate swap	(21,421)	(263,378)
Repayments of long-term debt	(514,307)	(514,308)
Proceeds from the exercise of restricted stock grant	7	—

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(292,546)	6,868,012

NET (DECREASE) INCREASE IN CASH	(494,489)	879,088

CASH, beginning of year	915,014	35,926

CASH, end of year	$420,525	$915,014

SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid during the year for interest	$3,017,941	$2,885,552

Cash paid during the year for income taxes	$143,018	$665,114

Note payable in exchange for purchase of assets	$—	$256,655

See accompanying notes to consolidated financial statements.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE A – Summary of significant accounting policies

Nature of operations

The accompanying consolidated financial statements include the accounts of Midwest Metal Distribution, Inc. and its wholly-owned subsidiaries, Clinton Aluminum Acquisition, LLC (CAA) (inclusive of its wholly-owned subsidiary Clinton Aluminum U.S.,
LLC (US), which owns 100% of Clinton Aluminum Canada, ULC (Canada)), Clinton Distribution, LLC (CD), and Metal Transportation, LLC (MT), hereinafter collectively referred to as Midwest Metal or the Company.

CAA is a distributor and processor of aluminum and stainless steel sheet plate and bar products. CD owns the land, buildings, and warehouses used by the Company in both Wisconsin and Michigan. MT owns 37 delivery trucks and trailers used by the Company in its operations. US was formed to hold the assets of the Canadian distribution operations.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Midwest Metal Distribution, Inc., and its wholly-owned subsidiaries. Separate trial balances are not maintained for Canada, CD or MT. Accordingly, significant intra-entity transactions and balances have been eliminated in the consolidated financial statements.

Method of accounting

The Company maintains its accounting records under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of estimates

Management uses estimates and assumptions in preparing these consolidated financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash deposits with financial institutions. The deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. From time to time during the years ended December 31, 2012 and 2011, balances exceeded amounts insured by the FDIC. The Company has not experienced any losses and believes it is not exposed to a significant credit risk in this regard. The Company had four major suppliers that accounted for 61% and 54% of the Company’s purchases for the years ended December 31, 2012 and 2011, respectively.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE A – Summary of significant accounting policies, continued

Accounts receivable

The Company reports trade receivables at net realizable value. The Company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The expense associated with the allowance for doubtful accounts is recognized as selling, general, and administrative expense.

Property and equipment

Property and equipment are stated at cost. Depreciation and amortization have been provided in the consolidated financial statements using the straight-line method at rates based on reasonable estimates of useful lives, which are as follows for major asset classifications:

Years
Buildings and improvements	40
Machinery and equipment	5 -12
Vehicles	5 - 7
Furniture and fixtures	5

Goodwill

The Company accounts for goodwill and other intangible assets in accordance with Accounting Standards Codification 350, Intangibles – Goodwill and Other (ASC 350), which requires that goodwill and certain indefinite-lived assets not be amortized but that they be evaluated annually for impairment. Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives.

On January 1, 2012, the Company adopted Accounting Standard Update 2012-02 (ASU 2012-02), Intangibles—Goodwill and Other (Topic 350). This update amends ASU 2011-08, Intangibles – Goodwill and Other (Topic 350). ASU 2012-02 simplifies how entities test goodwill for impairment. Previous guidance under ASC 350 required an entity to test goodwill for impairment using a two-step process on at least an annual basis. First, the fair value of a reporting unit was calculated and compared to its carrying amount, including goodwill. Second, if the fair value of a reporting unit was less than its carrying amount, the amount of impairment loss, if any, was required to be measured. Under the amendments in this update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads the entity to determine that it is more likely than not that its fair value is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then the two-step impairment test is unnecessary. If the entity concludes otherwise, then it is required to test goodwill for impairment under the two-step process as described under ASC 350.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE A – Summary of significant accounting policies, continued

Goodwill, continued

The valuation performed by the Company during 2012 indicated that impairment of goodwill was likely since the fair market value of the reporting unit was below the book value of the business. The Company completed the second step of the analysis and allocated the fair value to the existing assets and liabilities and determined that the entire remaining balance of goodwill was impaired. As a result, the Company recorded an impairment loss during 2012 of $9,701,535.

Long-lived assets

Intangible assets with estimable useful lives are required to be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with ASC 360, Property, Plant, and Equipment. Long-lived assets are reviewed for impairment periodically or whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. When an evaluation is required, the projected future undiscounted cash flows are compared to the carrying value of the long-lived assets to determine if a write-down to fair value is required. No impairment losses were identified during the years ended December 31, 2012 and 2011.

Intangible assets

Intangible assets include deferred financing costs, software and the customer list. Deferred financing costs represent costs paid in connection with obtaining long-term financing. These fees are amortized on a straight-line method over three to five years, which is the term of the related financing. Software is being amortized over three years and the customer list is being amortized over five years.

Finite-lived intangible assets at December 31, 2012 and 2011 were as follows:

	2012			2011
	Gross Carrying	Accumulated	Net Book	Gross Carrying	Accumulated	Net Book
	Amount	Amortization	Value	Amount	Amortization	Value
Deferred financing costs	$309,736	$(154,569)	$155,167	$199,403	$(75,377)	$124,026
Software	400,000	(333,333)	66,667	400,000	(200,000)	200,000
Customer list	725,000	(362,500)	362,500	725,000	(217,500)	507,500

	$1,434,736	$(850,402)	$584,334	$1,324,403	$(492,877)	$831,526

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE A – Summary of significant accounting policies, continued

Intangible assets, continued

Amortization expense related to these intangible assets amounted to $357,525 and $331,492 for the years ended December 31, 2012 and 2011, respectively. The amount of amortization expense related to these costs that the Company estimates will be recorded in each of the next three years is as follows:

Year ending
December 31,
2013	$287,625
2014	198,739
2015	97,970

$584,334

Derivative instruments

The Company utilized an interest rate swap agreement to manage the risks associated with the variation in interest rates applying to its variable rate debt, thereby stabilizing interest costs. As interest rates changed, the differential paid or received under the swap agreement was recognized in interest expense in the current period. The interest rate swap agreement is a derivative instrument and was accounted for in accordance with ASC 815, Derivatives and Hedging (ASC 815) (see Note G). Under this Topic, the Company is required to recognize in its consolidated financial statements the fair value of derivative instruments as either assets or liabilities depending on the nature of the rights or obligations under the contract. Accounting for the changes in the fair value of the derivative instrument is dependent on whether the instrument is designated as, and qualifies as, a hedging instrument. The interest rate swap agreement was terminated in 2012.

Revenue recognition

Revenue is recognized upon shipment of product, provided there are no uncertainties regarding acceptance, that there is persuasive evidence of an arrangement and that the sales price is fixed and determinable and collection of the related receivable is reasonably assured. Revenue is deferred and included in liabilities when the Company receives cash in advance for services not yet performed.

Taxes collected from customers

The Company collects sales tax from its customers on product sales that is remitted to various governmental authorities when due. The Company’s policy is to record taxes collected from customers as a component of sales and the amount of taxes paid to governmental authorities as general and administrative expenses on its consolidated statement of income.

Shipping and handling costs

Shipping and handling costs are included in cost of goods sold.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE A – Summary of significant accounting policies, continued

Advertising expenses

Advertising costs are expensed as incurred and amounted to $25,966 and $32,999 for the years ended December 31, 2012 and 2011, respectively.

Reclassification

Certain December 31, 2011 items have been reclassified to conform with the presentation in the December 31, 2012 consolidated financial statements.

Events occurring after the reporting date

The Company has evaluated events and transactions that occurred between December 31, 2012 and January 21, 2014, which is the date that the consolidated financial statements were available to be issued, for possible recognition or disclosure in the consolidated financial statements.

NOTE B – Business combinations

Victory Metals Incorporated

On May 27, 2011, the Company purchased the assets and assumed certain liabilities from Victory Metals Incorporated for $1,395,091 in cash and a note payable. The transaction was accounted for in accordance with ASC 850, Business Combinations. As a result of the acquisition, the Company recognized a gain of $116,125, which represents the excess of the fair value of the assets purchased over the consideration paid. This amount is included as a separate line item in other income (expense), in the accompanying 2011 consolidated income statement.

As a result of the acquisition, the Company expects to increase its presence and market share as a distributor of aluminum and stainless steel sheet plate and bar products in Canada.

The purchase price was allocated to the assets acquired and liabilities assumed based on estimated fair values. A summary of the assets acquired and liabilities assumed follows:

Accounts receivable	$872,598
Inventory	751,736
Property and equipment	721,600
Other assets	27,373

Total assets acquired	2,373,307

Accounts payable	(857,896)
Other accrued expenses	(4,195)

Total liabilities assumed	(862,091)

Fair value of net assets	1,511,216
Less: gain on bargain purchase of assets	(116,125)

Total consideration paid	$1,395,091

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE C – Inventory

Inventories are valued at the lower of average cost or market and consisted of the following at December 31, 2012 and 2011:

	2012	2011
Raw materials	$17,391,739	$
15,908,03617,391,739
Work-in-process	77,491		116,865

	$17,469,230		$16,024,901

NOTE D – Property and equipment

Property and equipment consisted of the following at December 31:

	2012	2011
Land and improvements	$300,000	$300,000
Buildings	1,838,283	1,821,207
Machinery and equipment	5,595,131	4,713,071
Vehicles	871,986	784,165
Furniture and office equipment	200,538	200,538
Leasehold improvements	9,486	9,486
Construction in progress	106,155	93,533

	8,921,579	7,922,000
Less: accumulated depreciation	(1,352,742)	(739,928)

	$7,568,837	$7,182,072

Depreciation expense for the years ended December 31, 2012 and 2011 was $638,694 and $340,213, respectively.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE E – Line of credit

At December 31, 2012 and 2011, the Company had a revolving line of credit arrangement with PNC Bank, NA (PNC) with maximum available borrowings of $25,000,000. Borrowings under this arrangement are secured by accounts receivable, inventory, and property and equipment and contain certain restrictive financial covenants. The facility bears interest in accordance with a pricing grid based on the Company’s fixed charge coverage ratio. The maximum interest rate charged per the grid is based on LIBOR plus 4.0% or the bank’s alternative base rate plus 1.75% payable monthly in arrears. At December 31, 2012 and 2011, the actual interest rate charged on the amount outstanding on the line of credit was 4.00% and 3.75%, respectively. The interest rates charged will be determined pursuant to the pricing grid, on a quarterly basis. The Company is also required to pay an unused facility fee monthly equal to a percentage (.375%) of the amount by which the revolving credit commitment exceeds the average daily amount outstanding on the line. The revolving credit facility expires on June 30, 2015 (see Note N regarding extension of maturity date). There was $19,397,630 and $19,154,455 outstanding on the revolving line of credit at December 31, 2012 and 2011, respectively.

NOTE F – Long-term debt

The Company’s long-term debt consisted of the following at December 31:

	2012	2011
Term loan with PNC, monthly principal payments of $32,165 plus interest at 5.25% at December 31, 2012 and 2011, through June 2013; secured by the Company’s assets. Interest rate determined quarterly based on a pricing grid with a margin of 1.5% to 2.0% on the prime rate or from 3.75% to 4.25% on the LIBOR rate.	$120,233	$506,213

Term loan with the City of Janesville, Wisconsin (the City), bearing interest at 4.00% with 10 annual payments of $14,580 including interest; secured by a building. Annual interest and principal payments to be waived by the City provided the Company complies with minimum employment levels.	72,000	84,000

Note payable (“Mezzanine Debt”) to majority stockholder, bearing interest at the greater of the LIBOR rate plus 8% or 12%. Interest only payments due monthly. Principal due at maturity on July 31, 2013 (see Note N regarding extension of maturity date). Note is secured by all the assets of the Company and is subordinate to the PNC debt.	18,281,000	18,281,000

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE F – Long-term debt, continued

	2012	2011
Subordinated note payable to Victory Metals Incorporated, bearing interest at 1.91%, payable in quarterly principal payments of $64,164 plus interest. This note was paid in full during 2012.	$—	$128,327

	18,473,233	18,999,450
Less: current portion	(132,233)	(526,307)

	$18,341,000	$18,473,233

Aggregate maturities of long-term debt, as revised under the amended loan agreements discussed in Note N, are as follows for the years ending:

December 31,
2013	$132,233
2014	12,000
2015	18,293,000
2016	12,000
2017	12,000
Thereafter	12,000

$18,473,233

Interest expense on debt totaled $2,989,126 and $2,893,254 for the years ended December 31, 2012 and 2011, respectively.

NOTE G – Financial instruments

Interest rate swap

At December 31, 2011, the Company held an interest rate swap contract with a notional amount of $5,000,000 that effectively converted the interest rate on a portion of the line of credit (see Note E) to a fixed rate of 5.33%. The Company’s purpose in entering this swap arrangement was to hedge against the risk of interest rate increases on the related variable rate debt. This derivative financial instrument is not held for trading purposes. The Company accounts for this derivative financial instrument in accordance with generally accepted accounting principles. Accordingly, the derivative financial instrument is reflected on the consolidated balance sheet at fair value. The Company was unable to satisfy the hedging criteria required by ASC 815. Accordingly, the swap agreement could not be designated as a hedging instrument and therefore the change in fair value of this instrument has been reported directly in current earnings. As of December 31, 2011, the swap agreement at fair value represented a liability of $21,421. For the years ended December 31, 2012 and 2011, the expense recognized related to the interest rate swap agreement was $1,440 and $7,899, respectively. Cash flows related to the interest rate swap agreement are presented in the statement of cash flows as financing activities, consistent with the presentation of the related debt. This swap agreement matured on January 31, 2012.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE H – Income taxes

Deferred income tax assets and liabilities are computed annually for temporary differences between the consolidated financial statements and tax bases of assets and liabilities that will result in future taxable or deductible amounts.

The provision (credit) for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company’s net deferred tax asset (liability) was $38,699 and $(335,572) at December 31, 2012 and 2011, respectively, and was comprised of the following:

	2012	2011
Current deferred tax asset:
Federal	$402,977	$101,459
State	7,162	9,548
Foreign	—	—

Total current deferred tax asset	410,139	111,007
Current deferred tax liability:
Federal	(108,450)	(66,907)
State	(10,207)	(6,297)
Foreign	—	—

Total current deferred tax liability	(118,657)	(73,204)

Net current deferred tax asset	291,482	37,803
Noncurrent deferred tax asset:
Federal	234,326	145,831
State	22,054	13,724
Foreign	447,819	168,201

Total noncurrent deferred tax asset	704,199	327,756
Noncurrent deferred tax liability:
Federal	(805,694)	(620,739)
State	(75,830)	(58,416)
Foreign	(75,458)	(21,976)

Total noncurrent deferred tax liability	(956,982)	(701,131)

Net noncurrent deferred tax liability	(252,783)	(373,375)

Net deferred taxes	$38,699	$(335,572)

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE H – Income taxes, continued

The deferred tax asset results from the difference in the method of recognition of amortization expense for financial statement and income tax purposes, the allowance for bad debts, certain accrued liabilities and net operating loss carryforwards. The deferred tax liability results from the difference in the method of recognition of depreciation expense and rent expense for financial statement and income tax purposes, and prepaid expenses.

The Company periodically reviews the need for a valuation allowance against deferred tax assets and recognizes these deferred tax assets to the extent that realization is more likely than not. Based upon a review of earnings history and trends, the Company believes no valuation allowance was necessary at December 31, 2012 and 2011.

The components of the income tax benefit (expense) are as follows for the years ended December 31, 2012 and 2011:

	2012	2011
Current provision	$32,839	$(565,614)
Deferred provision	374,271	(252,756)

Income tax benefit (expense)	$407,110	$(818,370)

The Company’s effective income tax rate for 2012 and 2011 differ from what would be expected if the federal statutory rates were applied to the Company’s income before income taxes primarily due to permanent differences between expenses deductible for financial statement and income tax purposes (including impairment of goodwill), income attributable to the Company’s Canadian subsidiary being taxed at a lower effective tax rate, state income taxes and adjustments to the prior year deferred provision.

Net operating loss carryforwards available as of December 31, 2012 expire as follows:

Year Ending December 31	Federal	Foreign
2031	$—	$600,717
2032	878,728	1,089,166

	$878,728	$1,689,883

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of ASC 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the consolidated financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE H – Income taxes, continued

As of December 31, 2012, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the consolidated financial statements. Additionally, the Company had no interest and penalties related to income taxes.

The earliest year that the Company’s income tax returns are subject to examination is the period ended December 31, 2010.

NOTE I – Fair value measurements

The Company follows the provisions of ASC 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

ASC 820 enables the reader of the consolidated financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. ASC 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

•	Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

•	Level 3: Unobservable inputs that are not corroborated by market data.

The Company’s financial assets and liabilities as of December 31, 2012 included goodwill. The Company generally applies fair value techniques on a nonrecurring basis associated with valuing potential impairment loss related to long-lived assets accounted for pursuant to ASC 360. Fair value was determined by multiplying the adjusted EBITDA of the Company times a median multiple factor based on similar deals and then subtracting the amount of interest bearing debt. Debt was assumed to be stated at fair value.

The following asset class was measured on a nonrecurring basis at December 31, 2012 as follows:

	Fair Value Measurements at Reporting Date Using
	Fair Value	Level 1	Level 2	Level 3	Loss
Goodwill	$—	$—	$—	$—	$(9,701,535)

Total	$—	$—	$—	$—	$(9,701,535)

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE I – Fair value measurements, continued

In accordance with the provisions of ASC 350, goodwill with a carrying amount of $9,701,535 was written down to its implied fair value of $0, resulting in an impairment charge of $9,701,535, which was included in the operating results for the year ended December 31, 2012.

The Company’s financial assets and liabilities as of December 31, 2011 included an interest rate swap in a liability position. The Company determines the fair value of the interest rate swap utilizing quotes provided by the respective bank counterparties that are based on the bank’s proprietary models.

Fair values of assets and liabilities measured on a recurring basis at December 31, 2011 are as follows:

	Fair Value Measurements at Reporting Date Using
	Level 1	Level 2	Level 3	Fair Value
Interest rate swap	$—	$(21,421)	$—	$(21,421)

Total	$—	$(21,421)	$—	$(21,421)

NOTE J – Operating leases

The Company leases facilities and vehicles under operating leases that expire at various dates through January 2017. Rental expense under operating leases for the years ended December 31, 2012 and 2011 was $953,728 and $714,764, respectively.

Future minimum lease payments under lease agreements that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2012 are as follows:

Years Ending December 31,
2013	$710,346
2014	663,685
2015	676,872
2016	591,442
2017	230,597

$2,872,942

The Clinton, Ohio building lease agreement calls for fixed monthly payments of $25,667 and expires in January 2017. This lease also required payment of amounts due under a preexisting Industrial Revenue Bond (IRB) obligation of the lessor which were paid in full during 2011.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE J – Operating leases, continued

Effective September 1, 2012, the Company entered into a five year agreement to lease a building located in Kitchener, Ontario. Under this lease the rent payments are to commence in December, 2012, with monthly payments of $15,333 with rent payments increasing annually until they reach $18,630 per month in December 2016.

The Company is also responsible for real estate taxes and assessments on these properties.

Generally accepted accounting principles require that rent be recorded on a straight-line basis over the life of the lease. Accordingly, rent expense was increased (decreased) by $86,475 and $(109,673) for the years ended December 31, 2012 and 2011, respectively, to reflect rent expense related to the Clinton, Ohio and Kitchener, Ontario leases on the straight-line basis. An aggregate difference of $102,940 and $189,415 at December 31, 2012 and 2011, respectively, has been recorded on the consolidated balance sheets as deferred rent (asset) relating to the difference between actual rent payments and the amount which would have been paid if payments were made on the straight-line basis.

NOTE K – Employee benefit plans

The Company has a 401(k) and profit sharing plan covering substantially all employees. The Company does not match employee deferrals, but may make a profit sharing contribution at the discretion of the Board of Directors. Profit sharing expense amounted to $0 and $62,363 for the year ended December 31, 2012 and 2011, respectively.

NOTE L – Commitments and contingencies

In the ordinary course of business, the Company is the subject of, or party to, pending or threatened litigation, assessments, and claims. While it is not possible to predict with certainty the outcome of such matters individually or in the aggregate, management believes that any ultimate result will not have a materially adverse effect on the consolidated financial position and result of operations of the Company.

Exit fee

The Mezzanine Debt has an exit fee associated with the note. This exit fee is payable upon the occurrence of a change in control in an amount equal to 4.25% per annum of the outstanding principal amount of the note (but in no case less than 75% of the original principal amount of the note) calculated on a monthly basis. The Company’s obligation to pay the exit fee survives the termination of the note and the repayment of all obligations associated with the note. The exit fee is secured by the collateral of the note. As of December 31, 2012 and 2011, the calculated exit fee amounted to $4,241,991 and $3,456,049, respectively. This amount was not accrued in these consolidated financial statements as management did not believe that the likelihood of a change in control was probable at December 31, 2012 and 2011.

Additionally, the amount of the exit fee payable shall be reduced dollar-for-dollar by amounts payable under the terms and conditions of the Exit Fee Change of Control Bonus Plan.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE L – Commitments and contingencies, continued

Exit Fee Change of Control Bonus Plan

In conjunction with the exit fee payable upon the occurrence of a change in control, the Company instituted a bonus plan to provide for certain additional incentive compensation payments to be made to key employees or consultants to the Company. Under this plan, each participant in the plan is entitled to a percentage (as set forth in the participant’s bonus agreement) of the Pool Amount which was $349,784 (as of July 1, 2010) plus an amount equal to 0.6375% per annum on the outstanding principal amount of the Mezzanine Debt calculated on a monthly basis commencing on July 1, 2010, but in no case shall the percentage be calculated on less than $11,625,000. During 2012, bonus agreements were executed with two executives of the Company entitling them to a bonus payment, determined in accordance with the Plan.

NOTE M – Contingent stock purchase warrant and stock based compensation

Contingent stock purchase warrant

The Company issued a contingent stock purchase warrant to its majority stockholder. The majority stockholder is entitled to purchase from the Company at any time, or from time to time before June 30, 2025, up to 200 fully paid and non-assessable shares of the Company’s common stock, at an exercise price of $0.10 per share. This warrant was issued in connection with the adoption of the Company’s 2010 Equity Incentive Plan. During 2012, the majority stockholder exercised 70 shares under the stock purchase warrant.

Stock based compensation

During 2012, the Company granted an option to purchase 70 shares of restricted stock to its Chief Executive Officer and President at an exercise price of $0.10 per share. These options were exercised during the year ended December 31, 2012. The shares vest based on a service period of 18 months. The restricted stock was accounted for in accordance with ASC 718, Stock Compensation (ASC 718). In accordance with ASC 718, the Company is required to record compensation expense in the consolidated statement of operations for all employee stock-based awards granted, modified or settled. The fair market value of the stock-based awards is determined at the time the stock-based awards are granted and compensation cost is expensed ratably over the vesting period.

The Company determined the fair market value of the stock-based awards issued during the year ended December 31, 2012 to be zero since the calculated fair value per share of the restricted stock was less than the exercise price of $0.10 per share. Accordingly, no stock-based compensation expense was recorded for the year ended December 31, 2012 and there is no unrecognized compensation expense related to the restricted stock at December 31, 2012. The Company estimated the implied fair value of stockholders’ equity by multiplying the adjusted EBITDA of the Company times a median multiple factor based on similar deals and then subtracting the amount of interest bearing debt. Debt was assumed to be stated at fair value.

MIDWEST METAL DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE M – Contingent stock purchase warrant and equity incentive plan, continued

Stock based compensation, continued

These assumptions reflect the Company’s best estimates, but they involve inherent uncertainties based on certain conditions generally outside the control of the Company. As a result, if other assumptions had been used, total stock-based compensation as determined in accordance with ASC 718 could have been materially impacted. Furthermore, if different assumptions are used for future grants, stock-based compensation could be materially impacted in future periods. The weighted-average fair value of stock granted during the year ended December 31, 2012 was zero.

NOTE N – Subsequent event, liquidity

On July 23, 2013, the Company amended its certificate of incorporation to authorize 25,000 shares of Preferred Stock with a par value of $0.01 per share, designated as Series A Convertible Preferred Stock. Holders of the Series A Convertible Preferred Stock, in preference to the holders of Common Stock, shall be entitled to receive cash dividends at the rate of 12% of the Series A Liquidation Preference (the original issue price of $1,000 per share, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like) per annum on each outstanding share of Series A Preferred Stock.

Additionally, on July 23, 2013 and August 23, 2013, the majority stockholder purchased 1,000 shares of the Series A Convertible Preferred Stock for an aggregate price of $1,000,000 on each date.

On July 23, 2013, the Company amended the terms of its Mezzanine Debt with its majority stockholder. The amendment extended the maturity date to July 31, 2015.

Effective December 30, 2013, the Company amended the terms of its revolving credit facility agreement with PNC. The amendment extended the maturity date to the earlier of December 30, 2017 or 90 days prior to the scheduled maturity date of the Mezzanine Debt. Additionally, the maximum interest rate charged per the grid will be based on LIBOR plus 3.5% or the bank’s alternative base rate plus 1.25% payable monthly in arrears.